UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SANCHEZ MIDSTREAM PARTNERS LP
 (Name of Issuer)

COMMON UNITS
 (Title of Class of Securities)

79971C201
 (CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
 55 Hudson Yards, 550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 79971C201	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined in Amendment No. 5).

SCHEDULE 13D

CUSIP No: 79971C201	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
PN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
PN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS

MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
IN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS

TRENT VICHIE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
IN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 11 of 16 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Sanchez Midstream Partners LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own.  The Issuer’s principal executive offices are located at 1000 Main Street, Suite 3000, Houston, Texas 77002. This Amendment No. 7 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, Amendment No. 5, filed with the SEC on August 6, 2019, and Amendment No. 6, filed with the SEC on September 4, 2020 (collectively the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.   Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f)  This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  (i) Stonepeak Catarina Holdings LLC, a Delaware limited liability company (“Stonepeak Catarina”); (ii) Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company; (iii) Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership; (iv) Stonepeak Associates LLC, a Delaware limited liability company; (v) Stonepeak GP Holdings LP, a Delaware limited partnership; (vi) Stonepeak GP Investors LLC, a Delaware limited liability company; (vii) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; (viii) Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America; and (ix) Trent Vichie (“Mr. Vichie”), a citizen of the United States of America.

This Schedule 13D relates to Common Units irrevocably committed to SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub”) and Common Units, Class C Preferred Units and a Warrant to acquire Common Units held directly by Stonepeak Catarina.

Upon the contribution of Common Units from the Sanchez Holders described in Item 4 herein, Stonepeak Catarina will become the sole member of SPCE Sub.  Stonepeak Catarina Upper Holdings LLC is the managing member of Stonepeak Catarina Holdings LLC.  Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC.  Stonepeak Associates LLC is the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP.  Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC.  Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP.  Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors LLC.  Each of Mr. Dorrell and Mr. Vichie serve as a managing member of Stonepeak GP Investors Manager LLC.

The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

SCHEDULE 13D

CUSIP No: 79971C201	Page 12 of 16 Pages

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit A to the original Schedule 13D filed October 26, 2015.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 7, 2020, each of Stonepeak Catarina, SP Capital Holdings, LLC (“SP Capital”) and SP Common Equity LLC (“SPCE”) entered into a Contribution and Exchange Agreement (the “Agreement”), pursuant to which Stonepeak Catarina issued (i) to SP Capital 10,000 Class B Units in Stonepeak Catarina in exchange for SP Capital contributing to Stonepeak Catarina 100% of the membership interests in SP Holdings, LLC (“SP Holdings”), the sole member of Sanchez Midstream Partners GP LLC (the “General Partner”), the general partner of the Partnership, and (ii) to SPCE 5,000 Class C Units in Stonepeak Catarina in exchange for SPCE contributing to Stonepeak Catarina 100% of the membership interests in SPCE Sub (the “Transaction”).

In connection with the Transaction, Antonio R. Sanchez, Jr. and certain affiliates of Antonio R. Sanchez, Jr. (the “Sanchez Holders”) have irrevocably committed to contribute all 4,650,439 Common Units held by the Sanchez Holders to SPCE Sub as partial consideration for units representing membership interests in SPCE.  This amount includes 140,647 Common Units that are subject to vesting.  Upon completion of this contribution, Stonepeak Catarina will become the sole member of SPCE Sub and will exercise voting and dispositive power over the Common Units held by SPCE Sub.

Also in connection with the Transaction, on September 7, 2020, Stonepeak Catarina Upper Holdings LLC, the managing member of Stonepeak Catarina, (the “Managing Member”) and each of SP Capital and SPCE entered into an amended and restated limited liability company agreement of Stonepeak Catarina (the “Amended LLC Agreement”).  Among other things, the Amended LLC Agreement provides that Managing Member will continue to serve as managing member of Stonepeak Catarina, but that Managing Member will share with each of SP Capital and SPCE certain cash receipts from the Class C Preferred Units and Common Units beneficially owned by Stonepeak Catarina (including Common Units that will be contributed to SPCE Sub).

Also in connection with the Transaction, each of Eduardo A. Sanchez, Patricio D. Sanchez and G.M. Byrd Larberg ceased serving as directors on the board of directors of the General Partner (the “Board”), and each of Michael Bricker, John Steen and Steven Meisel were appointed to serve as members of the Board.

SCHEDULE 13D

CUSIP No: 79971C201	Page 13 of 16 Pages

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, which is attached as Exhibit O to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a)  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 7,369,094 Common Units, which amount represents approximately 33.1% of the outstanding Common Units.  This amount includes:  (i) 393,291 Common Units held directly by Stonepeak Catarina; (ii) approximately 2,325,364 Common Units that the Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; and (iii) 4,650,439 Common Units irrevocably committed to SPCE Sub (including 140,647 Common Units that are subject to vesting).

The foregoing beneficial ownership percentages are based on the 19,953,880 Common Units outstanding as of August 12, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 12, 2020, plus, for purposes of calculating the Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the approximately 2,325,364 Common Units currently issuable upon exercise of the Warrant for approximately 22,279,244 Common Units outstanding.

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 393,291 Common Units held directly by Stonepeak Catarina and the approximately 2,325,364 Common Units that the Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina.  The Reporting Persons will have shared voting power and shared dispositive power with regard to the 4,650,439 Common Units irrevocably committed to SPCE Sub.

(c)  The response to Item 4 of this Amendment No. 7 is incorporated by reference herein. Except as set forth in the Schedule 13D, there were no transactions in Common Units by the Reporting Persons during the past sixty days.  However, on August 31, 2020, 1,105,286 Class C Preferred Units of the Issuer were paid by the Issuer to the Reporting Persons in satisfaction of the second quarter 2020 distribution of the Class C Preferred Units (as authorized on July 31, 2020 by the Board). The Class C Preferred Units have the same voting rights as the holders of the Common Units but are not convertible into Common Units.

(d) The response to Item 4 of this Amendment No. 7 is incorporated by reference herein. Except as set forth in the Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP No: 79971C201	Page 14 of 16 Pages

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 7 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit O:	Contribution and Exchange Agreement by and between SP Capital Holdings, LLC, SP Common Equity LLC and Stonepeak Catarina Holdings LLC dated September 7, 2020

CUSIP No: 79971C201	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

SCHEDULE 13D

CUSIP No: 79971C201	Page 16 of 16 Pages

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

By:	/s/ Michael Dorrell
Name:	Michael Dorrell

By:	/s/ Trent Vichie
Name:	Trent Vichie

September 9, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

Execution Version

Exhibit O

CONTRIBUTION AND EXCHANGE AGREEMENT

by and among

SP CAPITAL HOLDINGS, LLC,

SP COMMON EQUITY LLC,

and

STONEPEAK CATARINA HOLDINGS, LLC,

dated as of

September 7, 2020

i

Exhibits

Exhibit A	-	Sanchez Holders
Exhibit B	-	Consideration
Exhibit C	-	Form of Amended LLC Agreement
Exhibit D	-	Form of Release
Exhibit E	-	Form of Amended Services Agreement
Exhibit F	-	Form of Standstill Consent
Exhibit G	-	Form of Common Unit Transfer Agreement
Exhibit H	-	Form of License Agreement

Schedules

Schedule 1.1(a)	-	Knowledge Parties
Schedule 2.3(a)(iii)	-	Sanchez Holders
Schedule 2.3(a)(x)	-	Third Party Consents
Schedule 3.3	-	Contributors No Conflict
Schedule 3.6	-	Litigation
Schedule 3.7(c)	-	Contracts and Enforceability
Schedule 3.7(e)	-	Employees
Schedule 3.7(f)	-	Bank Accounts
Schedule 3.8	-	Financial Statements
Schedule 3.10	-	Transactions with Affiliates
Schedule 3.11	-	Taxes
Schedule 4.3	-	Catarina No Conflict
Schedule 4.6	-	Catarina Broker Fees

CONTRIBUTION AND EXCHANGE AGREEMENT

THIS CONTRIBUTION AND EXCHANGE AGREEMENT, dated as of September 7, 2020 (this “Agreement”), is entered into by and among SP CAPITAL HOLDINGS, LLC, a Texas limited liability company (“SPCH”), SP COMMON EQUITY LLC, a Delaware limited liability company (“SPCE” and, together with SPCH, “Contributors”), and STONEPEAK CATARINA HOLDINGS, LLC, a Delaware limited liability company (“Catarina”).

RECITALS

WHEREAS, SPCH owns 100% of the issued and outstanding membership interests (the “Contributed Target Interests”) in SP HOLDINGS, LLC, a Texas limited liability company (“Target”);

WHEREAS, Target owns 100% of the issued and outstanding membership interests in SANCHEZ MIDSTREAM PARTNERS GP LLC, a Delaware limited liability company (the “General Partner”);

WHEREAS, SPCE has irrevocably committed to form SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub” and, together with SPCH, SPCE and Target, the “Contributor Entities”), and to own 100% of the issued and outstanding membership interests in SPCE Sub (the “Contributed SPCE Sub Interests” and, together with the Contributed Target Interests, the “Contributed Interests”);

WHEREAS, Antonio R. Sanchez, Jr. and certain Affiliates of Antonio R. Sanchez, Jr. (each, a “Sanchez Holder” and collectively, the “Sanchez Holders”) have, pursuant to the Common Unit Transfer Agreements, irrevocably committed to contribute (the “Sanchez Common Unit Contribution”) certain common units representing limited partner interests (the “SNMP Common Units”) in Sanchez Midstream Partners LP, a Delaware limited partnership (“SNMP”), set forth opposite such Sanchez Holder’s name on Exhibit A (the “Sanchez Common Units”) to SPCE Sub, in exchange for units representing membership interests in SPCE;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Contributors desires to make contributions of the Contributed Interests to Catarina in exchange for the membership interests in Catarina set forth herein; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Catarina desires to issue 10,000 Class B Units in Catarina to SPCH and 5,000 Class C Units in Catarina to SPCE in exchange for the contribution by Contributors to Catarina of the Contributed Interests.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Definitions.  As used in this Agreement, capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2 Rules of Construction.  All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.  The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision, unless expressly so limited.  Words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.  If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  The word “or” is disjunctive but not exclusive and the word “includes” and its derivatives shall mean “includes, but is not limited to” and corresponding derivative expressions.  No consideration shall be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement.  Unless the context otherwise requires or unless otherwise provided in this Agreement, references in this Agreement to a particular agreement, instrument or document shall also refer to and include all renewals, extensions, modifications, amendments or restatements of such agreement, instrument or document.  Annexes, schedules and exhibits to this Agreement are attached hereto, incorporated in this Agreement by reference and made a part hereof for all purposes, and references to this Agreement shall also include such schedules and exhibits, unless the context in which used shall otherwise require.  The descriptive headings in this Agreement are inserted for convenience of reference only and shall not affect in any manner the construction or interpretation of this Agreement.  Unless the context otherwise requires or unless otherwise provided in this Agreement, references in this Agreement to any Law shall be deemed to refer to such Law as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder.

ARTICLE II
CONTRIBUTION AND EXCHANGE; CLOSING

Section 2.1 Contribution and Exchange.

(a) SPCH hereby contributes, assigns, transfers and conveys to Catarina, and Catarina accepts and acquires from SPCH, all right, title, and interest in and to the Contributed Target Interests, free and clear of any Liens (other than restrictions on transfer arising under applicable securities Laws and that are set forth in the Organizational Documents of the Contributed Companies), and in exchange for the Contributed Interests, Catarina hereby issues to SPCH the Class B Units set forth opposite SPCH’s name on Exhibit B (the “SPCH Consideration”), free and clear of any Liens (other than (A) restrictions on transfer arising under applicable securities Laws and (B) restrictions on transfer that are set forth in the Amended LLC Agreement).

(b) SPCE hereby irrevocably commits to form SPCE Sub as a wholly owned subsidiary as promptly as possible following the date of this Agreement, but no later than September 16, 2020 (the “Formation”). Promptly following the Formation, but no later than

September 16, 2020, the Sanchez Holders shall complete the Sanchez Common Unit Contribution.  Promptly following the Sanchez Common Unit Contribution, SPCE hereby irrevocably commits to contribute, assign, transfer and convey to Catarina, and Catarina hereby irrevocably commits to accept and acquire from SPCE, all right, title, and interest in and to the Contributed SPCE Sub Interests, free and clear of any Liens (other than restrictions on transfer arising under applicable securities Laws and that are set forth in the Organizational Documents of the Contributed Companies), and in exchange for the Contributed Interests, Catarina hereby issues to SPCE the Class C Units set forth opposite SPCE’s name on Exhibit B (the “SPCE Consideration” and, together with the SPCH Consideration, the “Consideration”), free and clear of any Liens (other than (A) restrictions on transfer arising under applicable securities Laws and (B) restrictions on transfer that are set forth in the Amended LLC Agreement).

Section 2.2 Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place virtually on the date hereof and concurrently with the execution and delivery of this Agreement (such date, the “Closing Date”).

Section 2.3 Closing Deliverables.

(a) At the Closing, the Contributors shall deliver or cause to be delivered to Catarina the following:

(i) duly executed counterparts to the Amended LLC Agreement;

(ii) the Amended Services Agreement, duly executed by SOG, Target, and the other parties thereto;

(iii) duly executed Releases and Common Unit Transfer Agreements from the Persons set forth on Schedule 2.3(a)(iii);

(iv) all books and records of the Companies in the possession or under the control of Contributor or any of its Affiliates;

(v) certification of each Contributor’s non-foreign status in accordance with U.S. Treasury Regulation § 1.1445-2(b)(2) and Section 1446(f) of the Code, in a form reasonably acceptable to Catarina;

(vi) duly executed letters of resignations of each of Eduardo A. Sanchez, Patricio D. Sanchez and G.M. Byrd Larberg as directors of the General Partner, effective as of the Closing;

(vii) Amendment No. 4 to Limited Liability Company Agreement of the General Partner, duly executed by SPCH;

(viii) evidence of the removal of all individuals authorized on any bank accounts or brokerage accounts of the Contributed Companies (or executed documentation to effectuate such a removal that can be filed with the applicable bank or broker after the

Closing) and cancellation of any power of attorney held by any Person in respect of any Contributed Company;

(ix) the Standstill Consent, executed by the members of the board of directors of the General Partner required to approve such written consent; and

(x) certificates from the Secretary of State of the State of Texas with respect to the existence and good standing of SPCH and Target, and a certificate from the Secretary of State of the State of Delaware with respect to the existence and good standing of SPCE.

(b) At the Closing, Catarina shall deliver or cause to be delivered to Contributor a duly executed counterpart to the Amended LLC Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO CONTRIBUTORS AND THE COMPANIES

The Contributors hereby represent and warrant to Catarina as of the date of this Agreement (except (i) with respect to references to SPCE Sub, the Contributed SPCE Sub Interests or the Contributed Interests, the representations in respect thereof shall be deemed given as of the Formation, or (ii) where such representation or warranty is made as of another specific date), as follows:

Section 3.1 Organization.  Each Contributor Entity and the General Partner is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently being conducted.  Each Contributor Entity and the General Partner is duly qualified or licensed to do business and is in good standing in such jurisdiction in which the ownership or operation of its assets or the character of its activities makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed would not, individually or in the aggregate, have a material adverse effect on Contributors’ ability to perform their respective obligations hereunder or the ability of the Contributor Entities to consummate the Transactions.

Section 3.2 Authorization; Enforceability.  Each Contributor has all requisite capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and each of the Contributor Entities, each Sanchez Holder and any other Affiliate of the Contributor Entities or the General Partner, in each case, that is a party to any Transaction Document, has all requisite capacity, power and authority, as applicable, to execute and deliver the other Transaction Documents to which such Contributor Entity, Sanchez Holder or other Affiliate of the Contributor Entities or the General Partner is a party, as applicable, and to perform its respective obligations thereunder.  The execution, delivery and performance of this Agreement and the other Transaction Documents required to be executed and delivered by the Contributor Entities or Affiliates of the Contributor Entities or the General Partner, as applicable, and the consummation of the Transactions have been duly and validly authorized and approved by all necessary limited liability company action on the part of each Contributor Entity or Affiliate of the Contributor Entities or the General Partner, and no other authorization on the part of any other party is necessary to authorize this Agreement and the other Transaction Documents to which any Contributor or Affiliate of the Contributor Entities or the General Partner is a party.  This Agreement and the other Transaction Documents to which any Contributor Entity, Sanchez Holder or any Affiliate of the Contributor Entities or the General Partner is a party, as applicable, have been duly and validly executed and delivered by such Contributor Entity, Sanchez Holder or Affiliate of the Contributor Entities or the General Partner, as applicable, and (assuming due authorization, execution and delivery by Catarina of this Agreement and the Transaction Documents to which it is a party, as applicable) constitute their legal, valid and binding obligation, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium, and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a Proceeding at Law or in equity) (such Laws and principles being referred to herein as “Creditors’ Rights”).

Section 3.3 No Conflict or Consents.  Except for those required filings, consents, approvals, authorizations, and notices set forth in Schedule 3.3 or that have been obtained prior to the date of this Agreement, the execution and delivery of this Agreement by Contributors, the execution and delivery of the Transaction Documents to which any Contributor Entity, Sanchez Holder, or their Affiliates, as applicable, is a party, and the consummation of the Transactions contemplated thereby, do not and will not: (a) violate, conflict with or breach any terms, conditions or provisions of the Organizational Documents of Contributors, the Companies, or, to the Knowledge of the Contributors, SNMP or any entity in which SNMP holds equity interests; (b) in any material respect violate, conflict with or breach any Law applicable to Contributors, the Companies, or, to the Knowledge of the Contributors,  SNMP or any entity in which SNMP holds equity interests; (c) in any material respect require any regulatory filing, registration with a Governmental Authority or any consent under or constitute (with or without notice or lapse of time or both) a default under, result in any breach or violation of, or give any Person any rights of termination, acceleration, or cancellation of, any Contract to which Contributors, the Companies, to the Knowledge of the Contributors, SNMP or any entity in which SNMP holds equity interests, or any of their respective assets, properties or businesses is or are bound; or (d) result in any Person having the right to exercise any preferential purchase or other right to acquire the Contributed Interests or the membership interests in the General Partner.

Section 3.4 Capitalization of the Contributed Companies and Ownership of the Contributed Interests.

(a) Capitalization of the Contributed Companies.  The Contributed Interests constitute all of the issued and outstanding membership interests in the Contributed Companies.  Except as provided in the Organizational Documents of the Contributed Companies, there are (i) no outstanding obligations of any Contributed Company to repurchase, redeem or otherwise acquire any of the Contributed Interests, (ii) no options, appreciation rights, warrants, convertible securities, unit appreciation, phantom unit, profit participation, or other rights, agreements, arrangements, or commitments of any character relating to the membership interests (or other equity interests) of any Contributed Company or obligating such Contributed Company to issue or sell any membership interests (or other equity interests or securities) of such Company, or (iii) no voting trusts or other voting or similar agreements or understandings with respect to any Company or any of the Contributed Interests.

(b) No Liens.  Each Contributor has good and valid title to, holds of record and owns beneficially, the Contributed Interests, free and clear of any Liens (other than (i) restrictions on transfer arising under applicable securities Laws and (ii) restrictions on transfer that are set forth in the Organizational Documents of the Contributed Companies).

(c) Effect of the Contribution.  After giving effect to the Transactions, Catarina will be the sole member of each Contributed Company and will hold of record, and own beneficially, title to all of the Contributed Interests and will hold title to, indirectly (A) through Target, the membership interests in the General Partner and the Incentive Distribution Rights (as defined in the Partnership Agreement) in SNMP described in Section 3.5(c), (B) through the General Partner, the general partner interest in SNMP described in Section 3.5(b) and (C) upon completion of the Sanchez Common Unit Contribution, through SPCE Sub, all of the Sanchez Common Units, in each case, free and clear of any Liens (other than (1) restrictions on transfer arising under applicable securities Laws, (2) restrictions on transfer that are set forth in the Organizational Documents of the Contributed Companies, and (3) Liens created by Catarina).

Section 3.5 Ownership of the General Partner and SNMP Common Units.

(a) Ownership of the General Partner.  Target owns 100% of the membership interests in the General Partner and such membership interests have been duly authorized and validly issued in accordance with the limited liability company agreement of the General Partner (as amended by Amendments 1 through 3 thereto, the “GP LLC Agreement”) and are fully paid (to the extent required under the GP LLC Agreement) and nonassessable (except as such nonassessability may be affected by Sections 18-607 or 18-804 of the Limited Liability Company Act of Delaware).

(b) Ownership of the General Partner Interest in SNMP.  The General Partner is the sole general partner of SNMP, with a non-economic general partner interest in SNMP; such general partner interest has been duly authorized and validly issued in accordance with the Partnership Agreement; and the General Partner is the record holder of such general partner interest free and clear of all Liens (other than (i) restrictions on transfer arising under applicable securities Laws and (ii) Liens created or arising under the Partnership Agreement).

(c) Ownership of Incentive Distribution Rights.  Target is the record holder of all of the Incentive Distribution Rights in SNMP and such Incentive Distribution Rights have been duly authorized and validly issued in accordance with the Partnership Agreement, and are fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act); and Target owns the Incentive Distribution Rights free and clear of all Liens (other than (i) restrictions on transfer arising under applicable securities Laws and (ii) Liens created or arising under the Partnership Agreement).

(d) Ownership of Sanchez Common Units.  Upon completion of the Sanchez Common Unit Contribution, SPCE Sub will have good and valid title to, hold of record, and own beneficially, all of the Sanchez Common Units free and clear of all Liens (other than (i) restrictions on transfer arising under applicable securities Laws and (ii) Liens created or arising under the Partnership Agreement).  Upon completion of the Sanchez Common Unit Contribution, other than the Sanchez Common Units held by SPCE Sub, no Relatives of Antonio R. Sanchez, Jr. hold any SNMP Common Units.

(e) Other Interests.  Except as otherwise set forth in this Section 3.5, the Contributed Companies do not own (i) any direct or indirect equity ownership, participation or voting right or interest in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding or Indebtedness having general voting rights), or (ii) any options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, stock appreciation rights, phantom stock, profit participation, or other similar rights or Contracts in or issued by any other Person other than rights to receive SNMP Common Units pursuant to and in accordance with the SNMP Shared Services Agreement.

Section 3.6 Litigation.  Except as set forth in Schedule 3.6, there is no Proceeding pending or, to the Knowledge of the Contributors, threatened against any Contributor or any Company.  There are no Orders or unsatisfied judgments issued by any Governmental Authority pending against any Contributor or any Company.  There are no circumstances that to the Knowledge of the Contributors would give rise to any Proceeding against any Contributor or any Company.

Section 3.7 Assets and Liabilities.

(a) No Company owns or leases any real property.

(b) None of the Companies has any Indebtedness other than trade receivables incurred in the ordinary course of business or, in the case of the General Partner, liabilities or obligations of SNMP for which the General Partner may be liable under applicable Law relating to acting as the general partner of SNMP or for which the General Partner is entitled to reimbursement from SNMP pursuant to Section 7.5 of the Partnership Agreement.

(c) Schedule 3.7(c) sets forth a true and complete list as of the date of this Agreement of the Contracts to which any Company is a party.

(d) True and complete copies of all Contracts have been made available to Catarina.  Each Contract is valid and in full force and effect according to its terms and constitutes a valid and legally binding obligation of the applicable Company and, to the Knowledge of the Contributors, of each other party thereto, is enforceable against such Company, and to the Knowledge of the Contributors, each other party thereto, in accordance with its terms (but subject, in all cases, to Creditors’ Rights).  With respect to the Contracts, neither the applicable Company nor, to the Knowledge of the Contributors, any other party to any such Contract is in material breach or default thereunder.  Target has not assigned or delegated any rights or benefits under the SNMP Shared Services Agreement.

(e) Except as set forth on Schedule 3.7(e), no Company has, nor has any Company ever had, any employees since the time of its respective formation.

(f) Schedule 3.7(f) identifies all bank and brokerage accounts of each Company and lists the respective signatories therefor.

(g) Other than as presented in the Financial Statements, the Companies (i) own no assets other than the equity interests described in Section 3.5 and (ii) have no liabilities or obligations of any kind or character.

(h) The Companies have never engaged in any business or activity other than, or owned or operated any assets that are not related to: (a) with respect to Target, the business of being the sole member of the General Partner and the owner of the Incentive Distribution Rights (as such term is defined in the Partnership Agreement), (b) with respect to the General Partner, the business of being the general partner of SNMP and the owner of the General Partner Interest (as such term is defined in the Partnership Agreement), and (c) with respect to SPCE Sub, upon completion of the Formation and the Sanchez Common Unit Contribution, owning the Sanchez Common Units.

Section 3.8 Financial Statements.  Schedule 3.8 sets forth unaudited consolidated balance sheets of Target for the years ended December 31, 2019 and 2018 (the “Financial Statements”).  The Financial Statements: (a) have been prepared from the books and records of Target and its respective Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (b) are complete and correct in all material respects; and (c) fairly present in all material respects the consolidated financial condition and changes in members’ equity of Target (on a consolidated basis) as of the respective dates of and for the periods referred to in the Financial Statements.  The books and records of each Company and their respective Subsidiaries, all of which have been made available to Catarina before the date hereof, are true and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all the transactions and actions therein described.  All such books and records are in the possession of the Companies.  No financial statements of any Person other than each Company and its respective Subsidiaries are required by GAAP to be included in the consolidated financial statements of such Company.

Section 3.9 Compliance with Laws.  Each Company has been, since September 1, 2017, and currently is, in compliance in all material respects with all Laws promulgated by any Governmental Authority applicable to such Company.  None of the Contributor Entities or the General Partner has received any written notice from any Governmental Authority that it is not in compliance in any material respects with any applicable Law.

Section 3.10 Transactions with Affiliates.  Except as set forth in Schedule 3.10, (a) none of the Contributors or any of their respective controlled Affiliates (other than the Companies), nor any member, employee, manager, partner, director, shareholder, or officer of the Contributors or any of their respective controlled Affiliates, is a party to any Contract or transaction with any Company, (b) there are no outstanding loans, advances or guarantees of Indebtedness by any Company in favor of either Contributor or any controlled Affiliate of such Contributor, or any member, manager, partner, director, shareholder or officer of either Contributor or any of their respective controlled Affiliates, (c) none of the Contributors or any of their respective controlled Affiliates (other than the Companies), nor any member, manager, partner, director, shareholder, or officer of the Contributors or any of their respective controlled Affiliates, holds, operates, or otherwise has any interest in any property used in or related to the business conducted by any Company, and no such arrangements have existed at any time in the 12 months prior to the date of this Agreement, and (d) there is no Proceeding between any Company, on the one hand, and either Contributor or any of their respective controlled Affiliates or any member, employee, manager, partner, director, shareholder or officer of the Contributors or any of their respective controlled Affiliates, on the other hand.

Section 3.11 Taxes.  Except as set forth on Schedule 3.11:

(a) All material Tax Returns required to be filed by each Company or with respect to such Company’s assets or operations have been timely filed (taking into account any valid extensions for filing).  Each such Tax Return is true, correct and complete in all material respects.

(b) All material Taxes imposed on each Company or with respect to the Company’s assets or operations have been timely paid in full when due.  All Tax withholding requirements imposed on or with respect to each Company have been satisfied in full.  There are no Liens on the Contributed Interests or any of the assets of the Companies that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) There is not in force any extension of time with respect to the due date for the filing of any Tax Return of any Company or any waiver or agreement for any extension of time for the assessment, collection or payment of any Tax of or to such Company with respect to any assets of such Company, and no such extension has been requested in writing by any Governmental Authority.

(d) No Tax Proceedings are being conducted, pending or, to the Knowledge of the Contributors, threatened in writing with respect to any Company.

(e) No claim has been made and remains unresolved by a Governmental Authority in a jurisdiction where a Company does not pay Tax or file Tax Returns that such Company is or may be subject to Taxes assessed by such jurisdiction with respect to the Companies or the assets of the Companies.

(f) Each of the Companies is, and has been since its inception, properly classified for U.S. federal income Tax purposes as a disregarded entity.

(g) There is no Tax sharing, allocation, indemnity or similar Contract that will require any payment be made by any Company after the Closing Date to any Person (other than an agreement entered into in the ordinary course of business and not primarily related to Tax).  Other than for Texas state franchise tax purposes, no Company is liable for the Taxes of any other Person by virtue of Treasury Regulation Section 1.1502-6, or any similar provision of state, local or foreign applicable Law.

(h) No Company has participated, within the meaning of Treasury Regulation Section 1.6011-4(c)(3), in any “reportable transaction” within the meaning of Treasury Regulation

Section 1.6011-4(b) or any transaction that lacks economic substance for purposes of Section 7701(o) of the Code.

Section 3.12 Solvency.  The Companies are not subject to any pending bankruptcy Proceeding, and no Proceeding is contemplated in which any Company would be declared insolvent or subject to the protection of any bankruptcy or reorganization Laws or procedures.  The transactions contemplated by this Agreement will not render either Contributor insolvent.

Section 3.13 Organizational Documents of the Companies.

(a) The limited liability company agreement of the General Partner has been duly authorized and executed by Target and is a valid and legally binding agreement of Target, enforceable against Target in accordance with its terms.

(b) The limited liability company agreement of Target has been duly authorized and executed by SPCH and is a valid and legally binding agreement of SPCH, enforceable against SPCH in accordance with its terms.

(c) The limited liability company agreement of SPCE Sub has been duly authorized and executed by SPCE and is a valid and legally binding agreement of SPCE, enforceable against SPCE in accordance with its terms.

Section 3.14 Brokers’ Fees.  No broker, finder, financial advisor, investment banker, or other Person is entitled to any brokerage fee, finders’ fee, or other commission from any Contributor Entity, the General Partner or any of their respective Affiliates in connection with the Transactions.

Section 3.15 Investment Representation.  SPCH is acquiring the SPCH Consideration, and SPCE is acquiring the SPCE Consideration, in each case, for its respective account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person in violation of any applicable state or federal securities Laws.  Each Contributor acknowledges that (a) it has been provided with the opportunity to ask questions concerning the terms and conditions of an investment in Catarina and has knowingly and voluntarily elected instead to rely solely on its own investigation; (b) it can bear the economic risk of its investment in (i) the SPCH Consideration with respect to SPCH, or (ii) the SPCE Consideration with respect to SPCE; and (c) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in (i) the SPCH Consideration with respect to SPCH, or (ii) the SPCE Consideration with respect to SPCE.  The Contributors acknowledges that the Consideration is subject to transfer restrictions under the Amended LLC Agreement and is not registered pursuant to the Securities Act and that none of the Consideration may be transferred, except pursuant to an effective registration statement or an applicable exemption from registration under the Securities Act. Each Contributor is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO CATARINA

Catarina hereby represents and warrants to the Contributors as of the date of this Agreement (except where such representation or warranty is made as of another specific date), as follows:

Section 4.1 Organization.  Catarina is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease, and operate its assets and to carry on its business as presently being conducted.  Catarina is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership or operation of its assets or the character of its activities makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Catarina’s ability to perform its obligations hereunder or to consummate the Transactions.

Section 4.2 Authorization; Enforceability.  Catarina has all requisite power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which Catarina is a party and to perform its obligations hereunder and thereunder.  The execution, delivery, and performance of this Agreement and the other Transaction Documents required to be executed and delivered by Catarina or its Affiliates and the consummation of the Transactions by Catarina or its Affiliates have been duly and validly authorized and approved by all necessary limited liability company action on the part of Catarina or such Affiliate, and no other authorization on the part of Catarina is necessary to authorize this Agreement and the other Transaction Documents.  This Agreement and the other Transaction Documents to which Catarina or any of its Affiliates is a party have been duly and validly executed and delivered by Catarina or such Affiliate, as applicable, and constitute its legal, valid and binding obligation, enforceable against it in accordance with their terms, subject to applicable Creditors’ Rights.

Section 4.3 No Conflict.  Except for those required filings, consents, approvals, authorizations and notices set forth in Schedule 4.3, the execution and delivery of this Agreement and the other Transaction Documents by Catarina or its Affiliates and the consummation of the Transactions by Catarina or its Affiliates do not and will not:  (a) violate, conflict with, or breach any terms, conditions, or provisions of the Organizational Documents of Catarina; (b) violate, conflict with, or breach any term or provision of any Law applicable to Catarina; or (c) require any regulatory filing, registration with a Governmental Authority, or any consent under or constitute (with or without notice or lapse of time or both) a default under, result in any breach or violation of, or give any Person any rights of termination, acceleration, or cancellation of, any Contract to which Catarina, or any of its assets, properties, or businesses is or are bound; except, with respect to clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Catarina’s ability to perform its obligations hereunder or on the ability of Catarina or its Affiliates, as applicable, to consummate the Transactions.

Section 4.4 Litigation.  As of the date hereof, there is no Proceeding pending, or to Catarina’s Knowledge, threatened against Catarina or any of its Affiliates (a) that questions the validity of this Agreement, the other Transaction Documents or the Transactions, or any action taken or to be taken by Catarina or any of its Affiliates in connection with, or which seeks to enjoin, this Agreement or the other Transaction Documents or (b) that would reasonably be expected, individually or in the aggregate, to have a material adverse effect on Catarina’s ability to perform its obligations hereunder or on Catarina’s or any of its Affiliate’s ability to consummate the Transactions.  As of the date hereof, there are no Orders or unsatisfied judgments issued by any Governmental Authority binding against Catarina that would reasonably be expected, individually or in the aggregate, to have a material adverse effect on Catarina’s ability to perform its obligations hereunder or to consummate the Transactions.

Section 4.5 Capitalization(a).  After giving effect to this Agreement and the Transactions, (a) Stonepeak Member, SPCH and SPCE will be the only members of Catarina, (b) Catarina will have no membership interests or other equity interests outstanding other than (i) 10,000 Class A Units, (ii) 10,000 Class B Units and (iii) 10,000 Class C Units (collectively, the “Catarina Membership Interests”), (c) Stonepeak Catarina Upper Holdings, LLC will hold of record, and own beneficially, title to 10,000 Class A Units and 5,000 Class C Units, (d) SPCH will hold of record, and own beneficially, title to 10,000 Class B Units, and (e) SPCE will hold of record, and own beneficially, title to 5,000 Class C Units.  Except as provided in the Organizational Documents of Catarina, there are (i) no outstanding obligations of Catarina to repurchase, redeem or otherwise acquire any of the Catarina Membership Interests, (ii) no options, appreciation rights, warrants, convertible securities, unit appreciation, phantom unit, profit participation, or other rights, agreements, arrangements, or commitments of any character relating to the membership interests (or other equity interests) of Catarina or obligating Catarina to issue or sell any membership interests (or other equity interests or securities) in Catarina, and (iii) no voting trusts or other voting or similar agreements or understandings with respect to Catarina.

Section 4.6 Brokers’ Fees.  Except for the fees, costs and expenses set forth on Schedule 4.6, which will be paid by Catarina at or prior to the Closing, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee, or other commission from Catarina or any of its Affiliates in connection with the Transactions.

Section 4.7 Investment Representation.  Catarina is acquiring the Contributed Interests for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person in violation of any state or federal securities Laws.  Catarina acknowledges that (a) it has been provided with the opportunity to ask questions concerning the terms and conditions of an investment in the Contributed Companies and has knowingly and voluntarily elected instead to rely solely on its own investigation; (b) it can bear the economic risk of its investment in the Contributed Interests; and (c) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Contributed Companies.  Catarina acknowledges that the Contributed Interests are subject to transfer restrictions under the Organizational Documents of the Contributed Companies and are not registered pursuant to the Securities Act and that none of the Contributed Interests may be transferred, except pursuant to an effective registration statement or an applicable exemption from registration under the Securities Act. Catarina is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.

ARTICLE V
COVENANTS

Section 5.1 Confidentiality; Publicity.

(a) Contributors shall maintain in confidence, and shall cause their respective Affiliates and its and their respective Representatives to maintain in confidence, any written, oral or other information relating to (i) Catarina and its Affiliates from and after the date of this Agreement, and (ii) the business of the Companies whether before or after the Closing Date (collectively, “Confidential Information”), except that the requirements of this Section 5.1(a) shall not apply to the extent that (A) any such information is or becomes generally available to the public other than as a result of disclosure by either Contributor, their respective Affiliates, or any of their respective Representatives in a manner not permitted hereby, or (B) any such information was or becomes available to Contributors or their respective Affiliates or any of their respective Representatives on a non-confidential basis and from a source (other than Catarina, any of its Affiliates, the Companies or any of their respective Representatives) that is not bound by a confidentiality obligation with respect to such information.  In the event that either Contributor or any of their respective Representatives are required by Law or any Proceeding to disclose any Confidential Information, to the extent permitted by Law, such Contributor or Representative shall provide Catarina with notice as promptly as practicable of any such requirement so that Catarina may seek a protective order at its own risk and expense or other appropriate remedy or waive compliance with the provisions of this Section 5.1(a).  If, in the absence of a protective order or other remedy or the receipt of a waiver by Catarina, such Contributor or such Representative are nonetheless required to disclose any of the Confidential Information, such Contributor or Representative may, without liability hereunder, disclose only that portion of the Confidential Information which is required to be disclosed; provided, however, that such Contributor or Representative shall, at Catarina’s expense, use commercially reasonable efforts to cooperate with Catarina in its efforts to obtain an appropriate protective order or other reliable assurance that the Confidential Information will be treated confidentially.  For the avoidance of doubt, each Sanchez Holder and SNMP shall be permitted to make all necessary filings pursuant to applicable securities Laws and NYSE American rules and regulations, subject to Section 5.1(b).

(b) Each Contributor agrees that, except to the extent necessary to comply with the requirements of applicable Laws or applicable NYSE American rules and regulations neither it nor any of its Affiliates or Representatives shall make or cause to be made, a press release, public announcement, or other public communication in respect of the Transactions or concerning the existence or subject matter of this Agreement unless consented to in advance by Catarina; provided, however, that with respect to any filing, press release, public announcement or other public communication for which advance approval is not required in accordance with the foregoing, reasonable notice and a copy of such release, announcement or communication will be provided to Catarina prior to issuing the same, and such Contributor will reasonably cooperate with Catarina with respect to the timing, manner, and content of such release, announcement or communication.

Section 5.2 Further Assurances.  At any time after the Closing, each Contributor and Catarina shall, and shall cause their respective controlled Affiliates to, promptly execute,

acknowledge and deliver any other instruments, conveyances, assurances or documents reasonably required to carry out the provisions hereunder or to consummate or implement the Transactions.

Section 5.3 Release.  Effective upon the Closing, each Contributor hereby, on its own behalf and on behalf of its Affiliates and the equityholders, officers, directors, managers, employees, agents, partners, members, counsel, accountants, financial advisors, engineers, consultants, other advisors, successors, and assigns of any of the foregoing, releases, and discharges the Companies from any and all obligations and liabilities of any kind or nature whatsoever, as to facts, conditions, transactions, events, or circumstances prior to the Closing, and each Contributor and the other foregoing Persons shall not seek to recover any amounts in connection therewith from any of the Companies; provided, however, that this Section 5.3 shall not affect the rights of either Contributor under this Agreement.

Section 5.4 License Agreement.  Immediately following the consummation of the transactions contemplated hereby, the Contributors shall cause SOG, and Catarina shall cause the General Partner, SNMP, and SEP Holdings IV, LLC, to enter into the License Agreement.

ARTICLE VI
TAX MATTERS

Section 6.1 Tax Treatment.  For all U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income Tax treatment), the Parties intend to treat the contribution of the Contributed Interests to Catarina in exchange for the Consideration as a (a) contribution by Contributors of the assets of the Companies to Catarina and (b) a contribution by the Stonepeak Member of the assets held by Catarina immediately prior to the Closing to Catarina, in each case pursuant to Section 721(a) of the Code and in accordance with Revenue Ruling 99-5, 1999-1 C.B. 434, Situation 2. The Parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Authority.

Section 6.2 Tax Returns.

(a) Contributors shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Companies due on or before the Closing Date, and shall, in each case, pay all Taxes owed with respect to such Tax Returns.  All such Tax Returns shall be prepared on a basis consistent with past practice of the Companies except to the extent required by applicable Law.

(b) Catarina shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Companies due after the Closing Date, and shall, in each case, pay all Taxes owed with respect to such Tax Returns.  In the event that Catarina is required to pay any Taxes that are Contributor Taxes, the applicable Contributor shall promptly reimburse Catarina for any such Taxes that are paid or payable by Catarina.  Straddle Period Tax Returns shall be prepared on a basis consistent with past practice of the Company except to the extent otherwise provided in this Agreement or required by applicable Law.

Section 6.3 Cooperation.  Catarina and the Contributors shall reasonably cooperate, and after the Closing, Catarina shall cause the Companies to reasonably cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns and any audit or other Proceeding (each, a “Tax Proceeding”) with respect to Taxes.  Such cooperation shall include reasonable access to, the reasonable retention and (upon the other Party’s request) provision of records and information that are reasonably relevant to any such Tax Return or Tax Proceeding, and the making available of employees on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Each Contributor and Catarina will, and after the Closing, Catarina will cause the Companies to, retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until six years after the Closing Date, and to abide by all record retention agreements entered into with any Governmental Authority.  Each of Catarina and the Contributors agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Transactions.  Notwithstanding the above, the control and conduct of any Tax Proceeding that is a Third-Party Claim shall be governed by Section 7.3.

Section 6.4 Allocation of Taxes.  In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be:

(a) in the case of Taxes that are (i) based upon or related to income or receipts, (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), (iii) value added Taxes, or (iv) withholding Taxes, deemed equal to the amount that would be payable if the Tax period of the Companies ended with (and included) the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on and including the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of days in each portion of such Straddle Period; and

(b) in the case of all other Taxes deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

ARTICLE VII
INDEMNIFICATION

Section 7.1 Survival of Representations, Warranties and Covenants.  The respective representations, warranties, covenants and agreements of the Contributors and Catarina contained in this Agreement (or in any certificate delivered in connection herewith) and rights to indemnification in respect thereof shall (a) in the case of the representations and warranties, survive the Closing Date until the first anniversary of the Closing Date, except that (i) the Fundamental Representations (and any certifications relating thereto set forth in any certificate delivered in connection herewith) shall survive the Closing Date until the fifth anniversary of the Closing Date and (ii) the representations and warranties in Section 3.11 relating to Taxes shall survive the Closing Date until the expiration of the applicable statute of limitations plus 30 days; (b) in the case of any of the Parties’ respective covenants and agreements which contain other express survival periods or contemplate future performance or obligations, survive the Closing Date for the period provided in accordance with their express terms; and (c) in the case of all covenants and agreements not covered by the immediately preceding clause (b), such covenants and agreements shall terminate on the first anniversary of the Closing Date. For the avoidance of doubt, the Parties hereby agree and acknowledge that the survival period set forth in this Section 7.1 is a contractual statute of limitations and no Party shall have any liability for indemnification claims made under this Article VII with respect to any such representation, warranty, covenant or agreement unless a written notice of claim (describing in reasonable detail the claim, including an estimate of Losses attributable to such claim) is provided prior to the expiration of any applicable survival period for such representation, warranty, covenant or agreement provided in this Section 7.1.  If a Catarina Indemnified Party or a Contributor Indemnified Party, as applicable, delivers written notice to the other Party for a claim for indemnification or recovery within the applicable survival period, such claim shall survive until satisfied, otherwise finally resolved or judicially determined.  Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved or judicially determined.

Section 7.2 Indemnification.

(a) Subject to the provisions of this Article VII, from and after the Closing, Contributors, jointly and not severally, shall indemnify, defend, and hold harmless Catarina and each of its Affiliates and its and their respective directors, employees, officers, partners and equity holders and each of their respective successors and assigns (which includes, for the avoidance of doubt, the Companies from and after the Closing) (collectively, the “Catarina Indemnified Parties”) from and against all Losses that are asserted against the Catarina Indemnified Parties or that the Catarina Indemnified Parties incur in connection with, arising out of or resulting from: (i) any breach of any representation or warranty made by Contributors in this Agreement or in any other Transaction Document delivered by or on behalf of any Contributor, in each case as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); (ii) any breach or nonfulfillment of any covenant, agreement, or other obligation to be performed by either Contributor pursuant to this Agreement or any Transaction Document; (iii) any Contributor Taxes; (iv) the Sanchez Common Unit Contribution, including any Common Unit Transfer Agreement; or (v) any acts, omissions, facts or other obligations or violations of agreements or laws in relation, arising out of, or in connection with Mesquite Energy, Inc., f.k.a. Sanchez Energy Corporation and its bankruptcy proceedings to the extent the applicable act, omission or fact or other obligation or violation giving rise to such Losses occurred prior to the date hereof.

(b) Subject to the provisions of this Article VII, from and after the Closing, Catarina shall indemnify, defend, and hold harmless (i) SPCH, (ii) SPCE, (iii) each of their respective Affiliates, (iv) the respective directors, employees, officers, partners and equity holders of SPCH, SPCE and each of their respective Affiliates, and (v) the respective successors and assigns of the foregoing entities in clause (b)(i) through (b)(iii) (which includes, for the avoidance of doubt, the Companies prior to the Closing) (collectively, the “Contributor Indemnified Parties”) from and against all Losses that are asserted against the Contributor Indemnified Parties or that the Contributor Indemnified Parties incur in connection with, arising out of or resulting from: (i) any breach of any representation or warranty made by Catarina in this Agreement or any other Transaction Document delivered by or on behalf of Catarina, in each case as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); and (ii) any breach or nonfulfillment of any covenant, agreement or other obligation of Catarina in this Agreement or any Transaction Document.

(c) Notwithstanding anything to the contrary herein, upon becoming aware of any event or circumstances giving rise thereto, the Parties shall use their commercially reasonable efforts to mitigate any Losses that are indemnifiable pursuant to this Article VII (including, with respect to the breaching Party, incurring costs necessary to remedy the breach which gives rise to the Losses); provided, however, that no Indemnified Party shall be required to take such efforts if they would be detrimental in any material respect to such Indemnified Party or any of its Representatives.

(d) In the event the Contributors owe any amounts pursuant to Section 7.2(a), the sole remedy of the Catarina Indemnified Parties shall be through Set Off pursuant to Section 7.4.  Notwithstanding the foregoing, the limitations set forth in this Section 7.2(d) shall not apply to Losses based upon or arising out of Fraud.

(e) Payments by an Indemnifying Party pursuant to Section 7.2(a) or Section 7.2(b) in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party (or any Contributor or Catarina, as applicable) in respect of any such claim.  The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements.

Section 7.3 Indemnification Procedures.  Claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Any Catarina Indemnified Party or Contributor Indemnified Party claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a Third Party (a “Third-Party Claim”) in respect of any matter that is subject to indemnification under Section 7.2 shall promptly (and in any event within 30 days after becoming aware of such Third-Party Claim) notify the other Party (the “Indemnifying Party”) of the Third-Party Claim and transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third-Party Claim, a copy of all papers served on the Indemnified

Party with respect to such Third-Party Claim (if any), the Indemnified Party’s best estimate (to the extent known at the time) of the amount of Losses attributable to the Third-Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement (including reference to the specific Section(s) of this Agreement in respect of which such breach is asserted).  Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party forfeits rights or defenses by reason of such failure.

(b) The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against such Third-Party Claim in accordance with this Section 7.3(b); provided, however, that the Indemnifying Party may not assume the defense if such Third-Party Claim solely seeks injunctive or other equitable relief against the Indemnified Party or any criminal liability with respect to the Indemnified Party.  If the Indemnifying Party timely elects to assume the defense of the Third-Party Claim, it shall within 20 Business Days (or sooner, if the nature of the Third-Party Claim so requires) after receipt of the applicable Claim Notice notify, in writing, the Indemnified Party of its intent to do so.  If the Indemnifying Party elects to assume the defense of the Third-Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such Losses are indemnifiable under this Article VII), then the Indemnifying Party shall have the right to defend such Third-Party Claim with counsel selected by the Indemnifying Party (which shall be reasonably acceptable to the Indemnified Party), by all appropriate Proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 7.3(b) for so long as the Indemnifying Party conducts the defense of such Third-Party Claim in a reasonably diligent manner.  Subject to the foregoing, the Indemnifying Party shall have full control of such defense and Proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not consent to the entry of any Order or enter into any settlement agreement, without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further that such consent shall not be required if such Order or settlement agreement (i) contains a complete and unconditional release by the Third Party asserting the Third-Party Claim to all Indemnified Parties affected by the Third-Party Claim, and such Order or settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or any of its Affiliates or Representatives or impose any other non-monetary injunctive or equitable relief against the Indemnified Party or any of its Affiliates or Representatives and (ii) does not give rise to any adverse Tax consequences for the Indemnified Party or any of its Affiliates.  If reasonably requested by the Indemnifying Party, the Indemnified Party shall, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnifying Party and its counsel in contesting any Third-Party Claim that the Indemnifying Party elects to contest, including the making of any reasonably related counterclaim against the Person asserting the Third-Party Claim or any cross complaint against any Person.  The Indemnified Party may otherwise participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this Section 7.3, and the Indemnified Party shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnifying Party shall pay the reasonable attorneys’ fees of one counsel to the Indemnified Party if (A) the employment of separate counsel has been authorized in writing by any such Indemnifying Party in connection with the defense of such Third-Party Claim or (B) in the reasonable opinion of counsel to the Indemnified Party, an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable under applicable standards of professional conduct.

(c) If the Indemnifying Party (i) does not timely elect to assume the defense of a Third-Party Claim in accordance with Section 7.3(b), (ii) is not entitled to assume the defense of a Third-Party Claim or there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, (iii) fails to notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 7.3(b) or (iv) fails to diligently prosecute the defense of a Third-Party Claim, or if there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, then, in each case, the Indemnified Party shall be entitled to control the defense or settlement of such Third-Party Claim with counsel selected by the Indemnified Party (which shall be reasonably satisfactory to the Indemnifying Party).  If the Indemnified Party assumes the defense of a Third-Party Claim under the foregoing circumstances, then the Indemnifying Party shall reimburse the Indemnified Party from time to time for the costs and expenses in connection therewith upon submission of invoices.  In such circumstances, the Indemnified Party shall defend any such Third-Party Claim in good faith and a diligent manner and shall have full control of such defense and Proceedings; provided, however, that the Indemnified Party may not consent to the entry of any judgment or enter into any compromise or settlement of such Third-Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).  The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 7.3(c), with the Indemnified Party reasonably cooperating with the Indemnifying Party and accommodating such participation, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) Subject to the other provisions of this Article VII, in the event that an Indemnified Party determines that it has a claim for indemnifiable Losses against an Indemnifying Party hereunder (other than as a result of a Third-Party Claim), the Indemnified Party shall give prompt written notice thereof to the Indemnifying Party, specifying, in reasonable detail, the amount of such claim, the nature and basis of the alleged breach or act giving rise to such claim and all relevant facts and circumstances relating thereto (including reference to the specific Section(s) of this Agreement in respect of which such breach is asserted).  Failure to timely provide such notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party forfeits rights or defenses by reason of such failure.  The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such claim.  During such 30-day period, the Indemnified Party shall provide the Indemnifying Party with reasonable access to its books and records during normal business hours for the purpose of allowing the Indemnifying Party a reasonable opportunity to verify any such claim for indemnifiable Losses.  If the Indemnifying Party informs the Indemnified Party following the notice of a claim that the Indemnifying Party disputes its liability with respect to any such claim, the Indemnifying Party and the Indemnified Party shall negotiate in good faith for no less than 30 Business Days to resolve such dispute.  Promptly following the final determination of the amount of indemnifiable Losses to which the Indemnified Party is entitled (whether determined in accordance with this Section 7.3(d) or by a court of competent jurisdiction), and subject to Section 7.5, the Indemnifying Party shall pay such indemnifiable Losses to the Indemnified Party by wire transfer or certified check made payable to the order of the Indemnified Party.

(e) To the extent an Indemnified Party recovers Losses in respect of a claim of indemnification under this Article VII, no other Indemnified Party shall be entitled to recover the same Losses in respect of the same claim for indemnification unless the Losses of such other Indemnified Party actually differ and are not in any way duplicative.

Section 7.4 Set-off.  Notwithstanding anything to the contrary herein, amounts payable by Contributors pursuant to this Article VII or otherwise hereunder may be satisfied by Catarina setting off such amounts against any distributions to be paid to Contributors or their successors in interest to the Catarina Membership Interests in accordance with the Amended LLC Agreement pursuant to Article IV, Article V and Article IX of the Amended LLC Agreement (the “Set Off”).

Section 7.5 Exclusive Remedy.

(a) Except with respect to (i) any express remedies provided for in this Agreement, (ii) claims arising from (A) Article II or (B) any Fraud or (C) claims for specific performance or injunctive relief sought pursuant to Section 8.9, from and after the Closing, the indemnification and remedies set forth in this Article VII shall constitute the sole and exclusive remedies of the Parties with respect to any breach of representation or warranty or non-performance, partial or total, of any covenant, agreement or other obligation contained in this Agreement (or in any certificate delivered in connection herewith); provided, however, that in the event a Party should assert rights or obligations in connection with the Transactions under any Law or cause of action not based on the interpretation or application of this Agreement, the Parties agree that the provisions of this Article VII shall in all instances apply to such claim or cause of action.  Except for the rights and remedies in respect of this Agreement, to the extent allowed by applicable Law, each Party hereby waives, releases, acquits and forever discharges the other Party and their respective Affiliates and Representatives from any and all claims, actions, causes of action, demands, rights, damages, costs, expenses, Losses or compensation whatsoever, whether direct or indirect, known or unknown, foreseen or unforeseen, that such Party now has against the other Party or Parties and their respective Affiliates and Representatives with respect to the Transactions.

(b) NO PARTY SHALL BE LIABLE FOR ANY EXEMPLARY, SPECIAL OR PUNITIVE DAMAGES OR CONSEQUENTIAL DAMAGES (UNLESS SUCH CONSEQUENTIAL DAMAGES ARE DETERMINED BY THE FINAL DECISION OF A COURT OF COMPETENT JURISDICTION TO BE THE PROBABLE AND REASONABLY FORESEEABLE CONSEQUENCES OF THE RELEVANT BREACH OF THIS AGREEMENT) WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, EXCEPT TO THE EXTENT THAT SUCH DAMAGES ARE ACTUALLY RECOVERED OR RECOVERABLE BY A THIRD PARTY AGAINST AN INDEMNIFIED PARTY PURSUANT TO A THIRD-PARTY CLAIM.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 Notices.  All notices, requests, claims, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given or made by delivery in person by an internationally recognized courier service, by email delivery (followed by delivery of an original via an internationally recognized courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other addresses for a Party as shall be specified in a notice given in accordance with this Section 8.1):

If to Contributors, to:

SP Capital Holdings, LLC
1360 Post Oak Blvd., Suite 2400
Houston, Texas 77056
Attention:  Antonio R. Sanchez, III
Email:  tony@sanchezog.com

with a copy (which shall not constitute notice) to:

Hunton Andrews Kurth LLP
600 Travis Street, Suite 4200
Houston, TX 77002
Attention:  Philip Haines
Email:  phaines@huntonak.com

If to Catarina or any Company, to:

Stonepeak Infrastructure Partners

55 Hudson Yards, 550 W. 34th St., 48th Floor
New York, NY 10001
Attention:  Adrienne Saunders, General Counsel
Email:  saunders@stonepeakpartners.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
1000 Louisiana Street
Suite 5900
Houston, TX 77002
Attention:  Tim Chandler
Email:  tim.chandler@sidley.com

Any such notice or other communication shall be deemed to have been given on the date so personally delivered or transmitted by facsimile (or if delivered or transmitted after the recipient’s normal business hours, on the next Business Day), on the next Business Day when sent by overnight delivery services or five days after the date so mailed if by certified or registered mail.

Section 8.2 Assignment.  No Party shall assign this Agreement or any part hereof, by operation of Law or otherwise, without the prior written consent of the other Party; provided, however, that Catarina may assign any right, interest or obligation hereunder, in whole or in part, to (a) its Affiliates or (b) a potential financing source or any of its Affiliates for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such financing, in each case without limitation or release of Catarina’s liabilities hereunder.  Any attempted assignment in violation of this Section 8.2 shall be void ab initio.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 8.3 Rights of Third Parties.  Except for the provisions of Article VII that are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their permitted successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.4 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any facsimile or electronic copies hereof or signatures hereon shall, whether delivered by facsimile, email, or other means of electronic transmission, for all purposes, be deemed originals.

Section 8.5 Entire Agreement.  This Agreement (together with the schedules and exhibits to this Agreement) and the other Transaction Documents constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the Transactions.

Section 8.6 Amendments.  This Agreement may be amended or supplemented at any time by additional written agreements signed by both Parties.

Section 8.7 Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement is governed by and will be construed in accordance with the Law of the State of Delaware, excluding any conflict-of-laws rule or principle (whether under the Law of Delaware or any other jurisdiction) that might refer the governance or the construction of this Agreement to the Law of another jurisdiction.  The Parties voluntarily and irrevocably submit to the jurisdiction of the courts of the State of Texas and the federal courts of the United States of America in Harris County, Texas (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the Parties irrevocably and unconditionally agree that all claims relating to such Proceeding shall be heard and determined in the Chosen Courts.  The Parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute.

(b) To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement and submits to the personal jurisdiction of any court described in this Section 8.8.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8(C).

Section 8.9 Specific Performance.  Each of the Parties agrees that the other Party to this Agreement would be damaged irreparably, and would have no adequate remedy at Law in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached.  Accordingly, each Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other Party and to enforce specifically this Agreement and the terms and provisions hereof, this being in addition to any other remedies to which such Party is entitled at Law or in equity.  Each Party agrees not to dispute or resist any such application for relief on the basis that the other Party to this Agreement has an adequate remedy at Law or that damage arising from such non-performance or breach is not irreparable.

Section 8.10 Recourse.  Notwithstanding anything in this Agreement or any applicable Law to the contrary, it is understood and agreed by each of the Parties that each Party’s Affiliates, and the Representatives of each Party and each Party’s Affiliates, shall not have (a) any personal liability to any Catarina Indemnified Party or Contributor Indemnified Party or any other Person under or in connection with this Agreement, any Transaction Document or the Transactions, whether or not as a result of the breach of any representation, warranty, covenant, or agreement contained in this Agreement or in any Transaction Document, and whether pursuant to Article VII or otherwise, and (b) any personal obligation to indemnify any Catarina Indemnified Party or any Contributor Indemnified Party for any claims pursuant to Article VII, and Catarina, for itself and all other Catarina Indemnified Parties and each Contributor, for itself and all other Contributor Indemnified Parties, hereby waive and release and shall have no recourse against any of such Persons described in this Section 8.10 as a result of the breach of any representation, warranty, covenant, or agreement contained herein or in any certificate delivered hereunder or otherwise arising out of or in connection with the Transactions.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each Party as of the date first above written.

SP CAPITAL HOLDINGS, LLC

By:	/s/ Antonio R. Sanchez, III
Name: Antonio R. Sanchez, III
Title: Managing Member

SP COMMON EQUITY LLC

By:	/s/ Antonio R. Sanchez, III
Name: Antonio R. Sanchez, III
Title: Managing Member

Signature Page to Contribution and Exchange Agreement

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its sole member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Jack Howell
Name:	Jack Howell
Title:	Senior Managing Director

By:	/s/ Luke Taylor
Name:	Luke Taylor
Title:	Senior Managing Director

Signature Page to Contribution and Exchange Agreement

Annex A

Definitions

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise.  For the purposes of this definition, (a) “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings and (b) other than for purposes of the definition of “Catarina Indemnified Parties,” Section 8.2 and Section 8.10, none of the portfolio companies or other investments of funds advised by Stonepeak Partners LP or its Affiliates (other than Catarina and its Subsidiaries) shall be considered an “Affiliate” of Catarina.

“Agreement” has the meaning provided such term in the preamble to this Agreement.

“Amended LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Catarina in substantially the form attached hereto as Exhibit C.

“Amended Services Agreement” means the amended Back to Back Letter Agreement by and between SOG, Target and the other parties thereto in the form attached hereto as Exhibit E.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the city of Houston, Texas, are required or authorized by Law to remain closed.

“Catarina” has the meaning provided such term in the preamble to this Agreement.

“Catarina Fundamental Representations” means the representations and warranties of Catarina contained in Section 4.1 (Organization), Section 4.2 (Authorization; Enforceability), Section 4.3(a) or (b) (No Conflict), Section 4.5 (Capitalization) and Section 4.6 (Brokers’ Fees).

“Catarina Indemnified Parties” has the meaning provided such term in Section 7.2(a).

“Catarina Membership Interests” has the meaning provided such term in Section 4.5.

“Chosen Courts” has the meaning provided such term in Section 8.8(a).

“Claim” means any claim or Proceeding.

“Claim Notice” has the meaning provided such term in Section 7.3(a).

“Class A Units” means Class A Units as defined in the Amended LLC Agreement.

“Class B Units” means Class B Units as defined in the Amended LLC Agreement.

“Class C Units” means Class C Units as defined in the Amended LLC Agreement.
Annex A-1

“Closing” has the meaning provided such term in Section 2.2.

“Closing Date” has the meaning provided such term in Section 2.2.

“Code” means the Internal Revenue Code of 1986.

“Common Unit Transfer Agreement” means a letter agreement delivered by each Sanchez Holder committing to take all actions necessary to transfer certain Sanchez Common Units to SPCE Sub, substantially in the form attached hereto as Exhibit G.

“Companies” means the Contributed Companies and the General Partner.

“Confidential Information” has the meaning provided such term in Section 5.1(a).

“Consideration” has the meaning provided such term in Section 2.1(b).

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under foreign, state or local law.

“Contract” means any legally binding agreement, commitment, lease, license or contract.

“Contributed Companies” means Target and SPCE Sub.

“Contributed Interests” has the meaning provided such term in the recitals to this Agreement.

“Contributed SPCE Sub Interests” has the meaning provided such term in the recitals to this Agreement.

“Contributed Target Interests” has the meaning provided such term in the recitals to this Agreement.

“Contributor Entities” has the meaning provided such term in the recitals to this Agreement.

“Contributor Fundamental Representations” means the representations and warranties of Contributor contained in Section 3.1 (Organization), Section 3.2 (Authorization; Enforceability), Section 3.3(a) and (b) (No Conflict or Consents), Section 3.4 (Capitalization of the Contributed Companies and Ownership of the Contributed Interests), Section 3.5 (Ownership of the General Partner and SNMP Common Units), Section 3.6 (Litigation), Section 3.7(b) (Indebtedness), Section 3.7(h) (Other Business Activities), Section 3.10 (Transactions with Affiliates) and Section 3.14 (Brokers’ Fees).

“Contributor Indemnified Parties” has the meaning provided such term in Section 7.2(b).

“Contributor Taxes” means any and all Taxes (a) of the Contributors; (b) imposed on or with respect to the Companies or for which the Companies may otherwise be liable for any Pre-
Annex A-2

Closing Period and for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 6.4); (c) resulting from a breach of the representations and warranties set forth in Article III (determined without regard to any materiality qualifiers or any scheduled items) or a breach by Contributor of any covenant set forth in Article V; (d) of any Consolidated Group (or any member thereof, other than the Companies) of which the Companies (or any predecessor of the Companies) are or were a member on or prior to the Closing Date by reason of Treasury Regulation § 1.1502-6(a) or any analogous or similar foreign, state or local law; and (e) of any other Person for which the Companies are or have been liable as a transferee or successor, by Contract or otherwise, resulting from events, transactions or relationships occurring or existing prior to the Closing.

“Contributors” has the meaning provided such term in the preamble to this Agreement.

“Creditors’ Rights” has the meaning provided such term in Section 3.2.

“Easement” means any easement, permit, license, right-of-way or other similar land use agreements or licenses granting the right to use real property interests (excluding real estate leases).

“Financial Statements” has the meaning provided such term in Section 3.8.

“Fraud” means intentional misrepresentation or intentional omission of a material fact or concealment of a material fact by a Party, with the intent to deceive and mislead any other Party and upon which such other Party has reasonably relied and suffered damages as a result of such reasonable reliance (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory or any equitable fraud, promissory fraud or unfair dealing fraud).

“Fundamental Representations” means, collectively, the Catarina Fundamental Representations and the Contributor Fundamental Representations.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Partner” has the meaning provided such term in the recitals to this Agreement.

“Governmental Authority” means any national, federal, state, municipal, local, tribal, or similar governmental or quasi-governmental authority, regulatory or administrative agency, board, bureau, commission, department, instrumentality, court, arbitral body, or tribunal, in each case, whether domestic or foreign.

“Hedging Arrangements” means any forward, futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to benefit from, or reduce or eliminate the risk of, fluctuations in the price of commodities, hydrocarbons, securities, currencies, debt instruments, pricing indices, or measures of economic, financial, or pricing risk or value or any similar transaction or combination thereof.

“Incentive Distribution Rights” has the meaning provided to such term in the Partnership Agreement.
Annex A-3

“Indebtedness” means, with respect to any Person, any indebtedness, liability, or other obligation of such Person (a) for borrowed money; (b) evidenced by any note, bond, debenture or other security or similar instrument; (c) for the deferred purchase price of property, goods, services or other assets; (d) in respect of any lease of real or personal property (or a combination thereof), which liabilities are required to be classified and accounted for under GAAP as capital leases; (e) under any conditional sale or other title retention agreement with respect to property acquired by such Person; (f) for any accrued interest, premiums, penalties, late charges, collection fees, make whole payments, yield maintenance fees and other obligations relating to the foregoing; (g) the aggregate dollar amount of any letters of credit, banker’s acceptance or similar credit transactions; (h) all obligations under any Hedging Arrangements; (i) with respect to any indebtedness, liability, or other obligation referred to in clauses (a) through (h) above of any other Person that is guaranteed by such Person or secured by Liens on such Person’s assets; and (j) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (h) above.  To the extent any Indebtedness will be retired or discharged at the Closing, “Indebtedness” shall also include, to the extent not otherwise included, any and all amounts necessary and sufficient to retire such Indebtedness, including principal (including the current portion thereof) or schedule payments, accrued interest or finance charges, and other fees, penalties or payments (prepayment or otherwise) necessary and sufficient to retire such Indebtedness at Closing.

“Indemnified Party” has the meaning provided such term in Section 7.3(a).

“Indemnifying Party” has the meaning provided such term in Section 7.3(a).

“Knowledge” or “Known” means, with respect to a Party, the actual knowledge of those individuals set forth on Schedule 1.1(a) under the applicable heading for such Party.

“Law” means (a) any applicable law, statute, rule, regulation, constitution, decree, judgment, common law principle, code, ordinance or Order of a Governmental Authority and (b) any binding judicial or administrative interpretation of any of the foregoing.

“License Agreement” means that certain Geophysical Seismic Data Use License Agreement substantially in the form attached as Exhibit H.

“Lien” means any mortgage, pledge, deed of trust, assessment, security interest, lien, encumbrance, indenture, equitable interest, security agreement, hypothecation, charge, right of purchase, right of first refusal, option, conditional sales obligation, condition, restriction on voting or transfer, or other encumbrance, but shall not include Easements.

“Losses” means all losses, damages, obligations, claims, debts, liabilities, suits, causes of action, assessments, deficiencies, Taxes, fines, penalties, judgments, settlements, awards, costs, and expenses (including interest, reasonable fees and expenses of counsel, accountants and other experts, court or arbitration fees, and other costs and expenses of any Proceeding, investigation or defense).
Annex A-4

“Order” means any binding order, writ, judgment, injunction, decree, stipulation, determination, ruling, assessment, or award, in each case, entered by or with any Governmental Authority.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement, partnership agreement, limited liability company agreement, or similar formation or governing documents and instruments.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of SNMP, dated as of August 2, 2019.

“Party” means each of Contributor and Catarina.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority, or other entity of any kind.

“Pre-Closing Period” means any Tax period ending on or before the Closing Date.

“Proceeding” means any action, suit, arbitration proceeding, administrative, or regulatory investigation, audit or proceeding, or litigation of any nature (civil, criminal, regulatory, or otherwise) at Law or in equity or any other legal or administrative proceeding.

“Relative” means, with respect to any individual, (a) the estate of such individual, (b) such individual’s spouse, (c) any lineal descendant, parent, grandparent, or sibling of such individual (in each case whether by blood or adoption), (d) the spouse of an individual described in clause (c), (e) any trust administered for the primary benefit of one or more of the individuals described in clauses (b) through (d) and (f) any corporation, limited liability company, general partnership, limited partnership, venture, trust, business trust, plan, unincorporated association, estate, or other entity Controlled by one or more of the individuals described in clauses (b) through (d).

“Release” means the release agreement in substantially the form attached hereto as Exhibit D.

“Representatives” means, as to any Person, its officers, directors, stockholders, members, partners, owners, managers, employees, counsel, accountants, financial advisors, financing sources, lenders, actual, and potential financing sources or lenders, consultants, agents and other representatives of such Person and such Person’s Affiliates.

“Sanchez Common Unit Contribution” has the meaning provided such term in the recitals to this Agreement.

“Sanchez Common Units” has the meaning provided such term in the recitals to this Agreement.

“Sanchez Holder” has the meaning provided such term in the recitals to this Agreement.

“Securities Act” means the Securities Act of 1933.
Annex A-5

“Set Off” has the meaning provided such term in Section 7.4.

“SNMP” has the meaning provided such term in the recitals to this Agreement.

“SNMP Common Units” has the meaning provided such term in the recitals to this Agreement.

“SNMP Shared Services Agreement” means that certain Amended and Restated Shared Services Agreement, dated March 6, 2015, by and between SNMP and Target, as amended, modified or supplemented from time to time.

“SOG” means Sanchez Oil & Gas Corporation, a Delaware corporation.

 “SPCE Consideration” has the meaning provided such term in Section 2.1(b).

“SPCE Sub” has the meaning provided such term in the recitals to this Agreement.

“SPCH” has the meaning provided such term in the recitals to this Agreement.

“SPCH Consideration” has the meaning provided such term in Section 2.1(a).

“Standstill Consent” means a written consent of the board of directors of the General Partner in substantially the form attached hereto as Exhibit F.

“Stonepeak Member”  means Stonepeak Catarina Upper Holdings, LLC, a Delaware limited liability company.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least 50% of the outstanding equity interests entitled to vote generally in the election of the board of directors or similar governing body of such other Person, or (b) has the power to generally direct the business and policies of that other Person, whether by Contract or as a general partner, managing member, joint venture, agent or otherwise.

“Target” has the meaning provided such term in the recitals to this Agreement.

“Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Governmental Authority, including income, profits, gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or similar other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and shall include any liability for such amounts as a transferee or as a result of being a member of a
Annex A-6

combined, consolidated, unitary, or affiliated group or of a contractual obligation to indemnify any Person.

“Tax Proceeding” has the meaning provided such term in Section 6.3.

“Tax Returns” means any report, return, disclosure, estimated tax filing, declaration, or other filing relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Third Party” means any Person other than the Companies, any Party, and any Affiliate of the Companies or any Party.

“Third-Party Claim” has the meaning provided such term in Section 7.3(a).

“Transaction Documents” means this Agreement, the Amended LLC Agreement, the Amended Services Agreement, the Common Unit Transfer Agreement, each Release and the documents evidencing the Sanchez Common Unit Contribution.

“Transactions” means, with respect to any Party, the transactions contemplated by this Agreement and the other Transaction Documents to which such Party is a party, including the Sanchez Common Unit Contribution.

Annex A-7

Exhibit A

Sanchez Holders

	Units	Unvested LTIP
	Owned	Grants	Totals
A.R. Sanchez, Jr.	227,104	-	227,104
A.R. Sanchez, III	1,169,055	140,647	1,309,702
Ana Lee S. Jacobs	735,825	-	735,825
Eduardo Sanchez	1,114,040	-	1,114,040
Patricio Sanchez	1,263,768	-	1,263,768

	4,509,792	140,647	4,650,439

 Exhibit A

Exhibit B

Consideration

Contributor	Contributed Interest	Consideration
SP CAPITAL HOLDINGS, LLC	100% of the membership interests of SP Holdings, LLC	10,000 Class B Units of Catarina
SP COMMON EQUITY LLC	100% of the membership interests of SP Common Equity Subsidiary LLC	5,000 Class C Units of Catarina

Exhibit B

Exhibit C

Form of Amended LLC Agreement

[see attached]

Exhibit C

Exhibit D

Form of Release

[see attached]

Exhibit D

Exhibit E

Form of Amended Services Agreement

[see attached]

Exhibit E

Exhibit F

Form of Standstill Consent

[see attached]

Exhibit F

Exhibit G

Form of Common Unit Transfer Agreement

[see attached]

Exhibit G

Exhibit H

Form of License Agreement

[see attached]

Exhibit H